

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2020

Adriaan Davel
Chief Financial Officer
DRDGOLD LTD
1 Sixty Jan Smuts Building
2nd Floor-North Tower
160 Jan Smuts Avenue
Rosebank, 2196
South Africa

 Re: DRDGOLD LTD
 Form 20-F for the Fiscal Year ended June 30, 2019
 Filed October 31, 2019
 File No. 001-35387

Dear Mr. Davel:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Energy & Transportation